Exhibit 99.1

Cenovus continues to deliver strong financial and operating performance in Q3

Company generates $622 million of free funds flow, maintains low cost structure

Calgary, Alberta (October 31, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continued to deliver on its commitments to shareholders in the third quarter of 2019. The company generated free funds flow of $622 million while maintaining its industry-leading low cost structure and meeting mandatory production curtailment levels set by the Government of Alberta. Other third-quarter highlights include:

•	Adjusted funds flow of $916 million; cash from operating activities of $834 million
•	Oil sands operating costs of $6.90 per barrel (bbl), 21% lower than in the second quarter of 2019 and 24% lower than in the first quarter
•	Net earnings from continuing operations of $187 million versus a net loss a year prior
•	An 11% year-over-year increase in realized crude oil sales prices to an average of $55.13/bbl driven by higher U.S. sales and narrower differentials
•	A further reduction in net debt to $6.8 billion with net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) decreasing to 1.9 times
•	Crude-by-rail volumes of more than 80,000 barrels per day (bbls/d) in September

“We’re continuing to do everything we said we would do,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “Through our focus on safe and reliable operations, cost leadership and capital discipline, we are generating strong results that support further debt reduction and increased shareholder value. In addition, our market access strategy is steadily increasing our exposure to global oil pricing.”

Financial & production summary[1]
(for the period ended September 30)	2019 Q3	2018 Q3	% change
Financial ($ millions, except per share amounts)
Cash from operating activities	834	1,259	-34
Adjusted funds flow[2]	916	977	-6
Per share diluted	0.75	0.79
Free funds flow[2]	622	706	-12
Operating earnings (loss) from continuing operations[2]	284	-41
Per share diluted	0.23	-0.03
Net earnings (loss) from continuing operations	187	-242
Per share diluted	0.15	-0.20
Capital investment	294	271	8
Production from continuing operations (before royalties)
Oil sands (bbls/d)	354,595	376,672	-6
Deep Basin liquids[3] (bbls/d)	26,104	32,269	-19
Total liquids from continuing operations[3] (bbls/d)	380,699	408,941	-7
Total natural gas from continuing operations (MMcf/d)	407	520	-22
Total production from continuing operations[3] (BOE/d)	448,496	495,592	-10

[1] Cenovus adopted International Financial Reporting Standard 16, “Leases,” effective January 1, 2019 using the modified retrospective approach; therefore, 2018 comparative information has not been restated.

[2] Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.

[3] Includes oil and natural gas liquids (NGLs).

Third-quarter overview

Financial highlights and operating costs

Building on its excellent performance in the first half of 2019, Cenovus continued to benefit from its low cost structure and ongoing focus on capital discipline as well as from further progress in improving its market access position. By reducing its operating, sustaining capital, general and administrative and financing costs over the past several years, Cenovus has strongly positioned itself for resilience even at the bottom of the commodity price cycle at West Texas Intermediate (WTI) prices of US$45/bbl.

“Maintaining our cost leadership is critical to our competitive advantage,” said Pourbaix. “Our low cost structure combined with our top-tier asset base gives us significant capacity to generate positive earnings and free funds flow through the commodity price cycle.”

Total revenue in the quarter was $4.7 billion, compared with $5.9 billion in the same period in 2018. While Cenovus achieved stronger realized pricing in the third quarter of this year, upstream revenue was impacted by higher royalties and lower volumes. Third-quarter revenue from refining and marketing decreased from the same period a year earlier due to lower refined product pricing.

Cenovus had third-quarter oil sands operating costs of $6.90/bbl, down $1.80 from $8.70/bbl in the second quarter and down $2.16 from $9.06/bbl in the first quarter of 2019. The second quarter included a planned turnaround that increased costs for repairs and maintenance, and also had higher energy costs. Year over year, third-quarter total oil sands operating costs were essentially unchanged and increased slightly on a per-barrel basis due to lower production levels and Cenovus’s strategic decision to fully utilize its steam injection capacity during mandatory curtailment.

Cenovus generated third-quarter adjusted funds flow of $916 million and cash from operating activities of $834 million. The company achieved higher third-quarter upstream operating netbacks, including realized risk management, compared to the year prior. Lower finance and general and administrative costs had a positive impact on adjusted funds flow. Results were negatively impacted by slightly lower oil production volumes as a result of curtailment and lower realized margins from refining due to narrower market crack spreads and higher crude input costs. Cenovus had free funds flow of $622 million in the third quarter, 12% lower than a year earlier, driven by lower adjusted funds flow.

Operating earnings from continuing operations were $284 million in the third quarter, compared with an operating loss from continuing operations of $41 million in the same period of 2018, which included a significant provision for onerous contracts related to real estate. Net earnings from continuing operations were $187 million compared with a net loss from continuing operations of $242 million a year earlier. The swing from a net loss to net earnings was largely driven by higher operating earnings in the third quarter of 2019 and a before-tax loss of $795 million ($526 million after-tax) recorded in the third quarter of 2018 on the divestiture of the Cenovus Pipestone Partnership. Net earnings included a deferred income tax expense of $46 million compared with a deferred tax recovery of $255 million in 2018, non-operating foreign exchange losses of $87 million compared with gains of $172 million and unrealized risk management losses of $9 million compared with unrealized gains of $247 million in the year-earlier quarter.

Balance sheet strength and capital discipline

Cenovus’s net debt at the end of September was $6.8 billion, compared with $7.1 billion at the end of the second quarter of 2019. The company’s net debt to adjusted EBITDA ratio was 1.9 times at the end of September, down from 2.4 times at the end of the second quarter. In October 2019, Cenovus used cash on hand and short-term borrowings to repay US$500 million in outstanding unsecured notes at maturity and repurchase US$13 million of additional notes. Deleveraging remains a top priority for Cenovus as the company continues to pursue its net debt target of $5 billion.

On October 21, 2019, Moody’s Investors Service affirmed Cenovus’s Ba1 credit rating and improved its outlook for Cenovus from ‘stable’ to ‘positive,’ citing the significant amount of debt reduction the company has achieved. In addition to making progress towards re-establishing an investment grade credit rating at Moody’s, Cenovus remains committed to maintaining its current investment grade credit ratings at S&P Global Ratings, DBRS Limited and Fitch Ratings.

Integration and market access

Cenovus’s integrated business model is designed to maximize the company’s exposure to global oil prices and mitigate pipeline congestion through a range of options to reduce cash flow volatility and increase margins. While pipelines remain the cornerstone of Cenovus’s transportation strategy, the company continues to expand its transportation options to address takeaway capacity constraints and get its oil to the highest value markets, particularly the heavy oil refining complex on the U.S. Gulf Coast.

Rail continues to be an important component of Cenovus’s transportation strategy to bridge the gap until expansion pipelines are completed. In September, the company reached an average of more than 80,000 bbls/d of oil transported by rail for delivery to U.S. destinations, more than double the volumes in June of 2019. Cenovus remains on track to reach crude-by-rail shipments of approximately 100,000 bbls/d by the end of 2019.

Including barrels shipped by pipeline, the company is now moving approximately one-third of its oil sands production to U.S. markets, compared with less than 20% in 2018. With Cenovus’s net share of heavy processing capacity at its jointly owned Wood River and Borger refineries in the U.S. as well as existing pipeline and crude-by-rail commitments, the company is in a position to protect approximately 65% of its 2019 blended heavy oil production capacity against the impact of low Western Canadian Select (WCS) prices.

With previously announced additions of 22,500 bbls/d of incremental takeaway capacity from Alberta earlier in 2019, Cenovus has combined current firm pipeline capacity to the U.S. Gulf Coast, the U.S. Midwest and the Canadian West Coast of more than 133,000 bbls/d. Cenovus also has committed capacity to ship another 275,000 bbls/d to the U.S. Gulf Coast and Canadian West Coast on expansion pipeline projects currently under development. The company continues to explore the potential for additional committed pipeline capacity to high-value markets.

Production curtailment

Cenovus’s oil sands production in the third quarter averaged 354,595 bbls/d, approximately 6% lower than in the same period a year earlier due to the Alberta government’s mandated curtailment program. Based on mandated production volumes for the fourth quarter, the company anticipates average bitumen and crude oil production will be a maximum of 366,000 bbls/d for the final three months of the year.

On October 1, 2019, Cenovus updated its 2019 full-year guidance to reflect the company’s updated outlook for capital investment, production and operating costs for the remainder of the year. The company’s guidance can be found at cenovus.com under “Investors”.

Sustainability

Cenovus continues to focus on delivering leading environmental, social and governance (ESG) performance. This includes ongoing work to identify meaningful, practical targets and plans to achieve them for its four ESG focus areas: climate and GHG emissions, Indigenous engagement, land & wildlife, and water stewardship. Sustainability considerations have also been incorporated into Cenovus’s capital allocation framework to support investment decisions. In addition, the company continues to be committed to best-in-class safety performance and achieved a more than 40% reduction in its significant incident frequency in the first nine months of 2019 compared with the same period in 2018.

Operating highlights

Oil sands

Cenovus had an average realized crude oil sales price from its oil sands operations of $54.94/bbl in the third quarter of 2019 compared with $49.38/bbl in the same period a year earlier, partially due to higher crude-by-rail volumes, which resulted in increased sales to U.S. destinations and improved exposure to global oil pricing. A 45% year-over-year decrease in the differential between WTI and WCS prices to an average of US$12.24/bbl in the third quarter also contributed to the increase in average realized sales prices compared with the third quarter of 2018.

Third-quarter production at Cenovus’s Christina Lake and Foster Creek oil sands projects declined from a year earlier primarily as a result of the mandatory production curtailments. Production at Christina Lake decreased approximately 7% to 198,068 bbls/d, while volumes at Foster Creek decreased to 156,527  bbls/d, about 5% lower year over year.

While Cenovus’s oil sands facilities are producing at lower rates to comply with mandated volumes, the company is maintaining normal steam production levels. This allows Cenovus to continue operating the reservoirs effectively, so it can efficiently manage volumes when mandatory curtailment is eased. Maintaining normal steam rates during curtailment contributed to a modest, temporary increase in per-barrel operating costs compared with the third quarter of 2018 and has also contributed to temporarily higher steam-to-oil ratios (SORs). At Christina Lake, the SOR was 2.1 in the third quarter, compared with 1.8 in the third quarter of 2018. At Foster Creek, the SOR was 2.7, the same as a year earlier.

Cenovus continues to have flexibility on timing with its newly completed phase G expansion at Christina Lake and will consider ramping up incremental oil production once the company has clarity on market access and the duration of production curtailments. Cenovus also has regulatory approval for phase H expansions at both Foster Creek and Christina Lake.

Third-quarter oil sands operating margin increased 34% year over year to $917 million as a result of higher average realized sales prices, decreased transportation and blending costs and realized risk management gains of $7 million compared with losses of $323 million in 2018, partially offset by lower sales volumes and higher royalties.

Deep Basin

Cenovus has largely completed work to optimize its Deep Basin operating model to reduce costs, improve efficiency and maximize value. The company continues to take a disciplined approach in the Deep Basin and is driving the business to be resilient at bottom of the cycle commodity prices of US$45/bbl WTI and Alberta Energy Company (AECO) pricing of $1.50 per gigajoule.

Deep Basin production averaged 93,901 barrels of oil equivalent per day (BOE/d) in the third quarter, a 21% decrease from year-earlier levels, due to natural declines following lower capital investment, the divestiture of Cenovus’s Pipestone Partnership in 2018 and temporary well shut-ins in response to low natural gas prices.

Even with the decrease in production, Cenovus teams successfully worked to continue to reduce operating costs. Average Deep Basin per-unit operating costs declined 8% in the third quarter compared with a year ago, to $8.21/BOE. The decline in per-BOE operating costs was driven by lower third-party processing fees resulting from reduced throughput and increased use of Cenovus’s infrastructure. Lower repairs and maintenance activity as well as reduced workforce and electrical costs also contributed to the overall decline in operating costs, partially offset by lower sales volumes.

Refining and marketing

Cenovus’s Wood River, Illinois and Borger, Texas refineries, which are co-owned with the operator, Phillips 66, had lower crude oil runs and refined product output compared with the third quarter of 2018, due to the start of planned turnaround activities at both refineries in September 2019 as well as additional unplanned downtime, partially offset by Wood River achieving a record monthly crude oil run rate of 365,000 bbls/d in July of 2019.

Refining and marketing operating margin was $126 million in the third quarter, compared with operating margin of $436 million in the year-earlier period. The decrease was due to reduced crude advantage, lower market crack spreads, decreased crude oil runs and higher operating costs.

Cenovus’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, operating margin from refining and marketing would have been $8 million lower in the third quarter, compared with $15 million lower in the same period of 2018.

Dividend

At its Investor Day on October 2, 2019, Cenovus announced a 25% dividend increase, with the Board of Directors declaring a dividend of $0.0625 per share for the fourth quarter, payable on December 31, 2019 to common shareholders of record as of December 13, 2019. Based on the October 30, 2019 closing share price on the Toronto Stock Exchange of $11.40, this represents an annualized yield of approximately 2.2%. Cenovus believes it will have capacity for further dividend increases that are sustainable in a WTI price environment as low as US$45/bbl with a potential growth rate of 5% to 10% annually over the next five years. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, October 31, 2019, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted EBITDA, adjusted funds flow, debt, free funds flow, netback, operating earnings (loss) and net debt, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus's Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2019 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended September 30, 2019 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “can”, “capacity”, “committed”, “continue”, “driving”, “explore”, “focus”, “guidance”, “on track”, “outlook”, “plan”, “position”, “potential”, “priority”, “pursue”, “strategy”, “target”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: strategy and related milestones and schedules; projections for 2019 and future years and our plans and strategies to realize such projections; priorities and other statements relating to forecast capital discipline and investment, production guidance and debt reduction; ability to generate substantial cash flow, adjusted funds flow and free funds flow in the current commodity price environment; targeted reductions of net debt to $5 billion; the impact of the Alberta government mandated production curtailment; expected ramp-up of rail commitments; the planned timeline for ramping up oil-by-rail movement; pipeline capacity commitments; Christina Lake phase G expansion start-up flexibility; the potential value added by increased focus on environmental, social and governance (ESG) performance; sustainable annual dividend increases over the next five years and all statements related to the company’s updated 2019 Guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include: updated price and sensitivities assumptions as disclosed in the following table, available in Cenovus’s 2019 Guidance (dated October 1, 2019) at cenovus.com;

PRICE ASSUMPTIONS & ADJUSTED FUNDS FLOW SENSITIVITIES (1)
		Independent base case sensitivities	Increase	Decrease
Brent (US$/bbl)	$64.00	(for the last three months of 2019)	($ millions)	($ millions)
WTI (US$/bbl)	$57.20	Crude oil (WTI)*	25	(30)
Western Canada Select (US$/bbl)	$45.10	Light-heavy differential (WTI-WCS)*	(20)	15
AECO ($/Mcf)	$1.55	Chicago 3-2-1 Crack Spread*	25	(25)
Chicago 3-2-1 Crack Spread (US$/bbl)	$16.25	Natural gas (AECO)**	15	(20)
Exchange Rate (US$/C$)	$0.75	Exchange rate (US$/C$)***	(15)	15
*US$1.00 change ** C$1.00 change

*** $0.01 change

(1) Sensitivities include current hedge positions applicable to the remainder of 2019. Refining results embedded in the sensitivities are based on unlagged margin changes and do not include the effect of changes in inventory valuation for first-in, first-out / lower of cost or net realizable value.

projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further operating efficiencies, cost reductions and sustainability thereof; lower production as a result of the government-mandated production curtailment will continue to maintain a relatively narrow price differential between WTI and WCS; future improvements in availability of product transportation capacity, including Canadian oil-by-rail activity ramping up as planned; realization of expected impacts of the company's storage capacity within its oil sands reservoirs; the ability of our refining capacity, existing pipeline commitments and plans to ramp up crude-by-rail loading capacity to mitigate a portion of heavy oil volumes against wider differentials; continued improved Canadian commodity prices; bottom-of-the-cycle commodity prices of about US$45/bbl WTI and C$44/bbl WCS; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; ability to complete asset sales, including with desired transaction metrics and expected timelines; and ability to access and implement all technology necessary to achieve expected future results.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s MD&A for the year ended December 31, 2018 and its MD&A for the period ended September 30, 2019 as well as its Annual Information Form and Form 40-F for the year ended December 31, 2018 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Sonja Franklin Senior Media Advisor 403-766-7264 Media Relations general line 403-766-7751